Exhibit 99.3

REMUNERATION POLICY FOR

ZEALAND PHARMA A/S

Objectives of the Policy

•	This Remuneration Policy (the "Policy") describes the overall guidelines for remuneration to members of the Board of Directors (the “Board”) and the registered Executive Management Board (“Executive Management”) of Zealand Pharma A/S, CVR no. 20 04 50 78 (“Zealand” or the "Company") or any related company controlled by the Company. The Executive Management means only the persons registered with the Danish Business Authority.

•	The overall objective of this Policy is to ensure transparency in the disclosure of remuneration of members of the Board and the Executive Management.

•	The purpose behind the remuneration principles as described in this Policy is to strengthen attraction, retention and motivation of qualified international members of the Board and the Executive Management to Zealand. In addition, Zealand wants to encourage strong individual performance of such members as well as ensure the maximization of shareholder value and of the Company’s long-term sustainability. Therefore, members of the Executive Management receive a combination of fixed salary and incentives which promote and support value creation to the Company's business on both a short- and a long-term basis as well as the long-term sustainability of the Company.

•	The remuneration to the Board and the Executive Management is assessed on an ongoing basis to ensure that it is in line with comparable companies within the same industry as Zealand and does not exceed what is considered reasonable with regard to the Company's financial position. Furthermore, remuneration is determined under consideration of the competences, efforts and responsibilities required of members of the Board and the Executive Management. When laying out the principles set out in this Policy, consideration has been made to ensure that the remuneration of the Board and Executive Management reflects the responsibilities and skills required of each role relative to peer companies, as well as to other senior leadership positions in the Company.

•	Remuneration to the Board and the Executive Management is disclosed in the Remuneration Report which is presented to the shareholders in connection with the Company’s annual general meeting (AGM).

Determination of the Policy and handling conflicts of interest

Determination of the Policy

•	A key task of the Remuneration Committee, and ultimately the Board, is to ensure that this Policy provides an appropriate framework for the remuneration of the Company's Board and Executive Management that reflects the Company’s circumstances, the business environment, applicable legislation and takes into account market trends. For these purposes it may rely on external advice.

•	Whenever it is deemed necessary or appropriate, the Remuneration Committee shall propose revisions and articulate suggestions to the framework within which, the Board and Executive Management will be remunerated. The Policy shall be presented for approval at the general meeting when there are material changes to the Policy. In case a revision of the Policy is needed, the Board must ensure that a proposal for a revised Policy is prepared and presented for the shareholders' approval at the Company's general meeting.

•	The Policy is reviewed annually by the Remuneration Committee to make sure that there is a reasonable consistency between the remuneration for Executive Management and Board, the Company’s short and long-term goals and shareholder interests on an overall level. Furthermore, the annual review is in place in order to ensure that the Company remains able to attract and retain the best possible leadership talent.

•	The Remuneration Committee submits an eventual proposal for any amendments to the Board for its approval. Any revisions implying material changes to the Policy are subject to approval by the general meeting. The Policy in force at any given time must be presented for a binding vote at the Company’s annual general meeting at least every fourth years.

Handling of conflicts of interest

•	When reviewing the Policy, the Remuneration Committee may consult with the Executive Management, but the Executive Management have no decision-making power in terms of the Policy.

•	It is the Board's assessment that there is no risk of conflicts of interest in connection with the Board's involvement in the determination or revision of the Policy. This assessment is based on the fact that (i) the remuneration guidelines primarily concern the remuneration of the Executive Management, (ii) the Board's total remuneration is approved by the Company's shareholders at a general meeting and (iii) any material changes to the Policy are also approved by the shareholders at a general meeting. These factors minimise the risk of conflicts of interest in connection with the Board’s involvement in the determination or revision of the Policy.

Remuneration of the Board

•	Each member of the Board is eligible for an annual fixed base fee, and the Chairman and the Deputy Chairman may receive an additional multiple of the base fee. Board members may receive a multiple of the base fee for their work on Board committees. The multiples compared to the Board member fee are shown in the table below.

Role	Multiple
Chairman of the Board	0.875x
Vice Chairman of the Board	0.25x
Chairman of the Audit Committee	0.375x
Member of the Audit Committee	0.125x
Member of the Remuneration Committee	0.125x

•	Board members do not receive any additional fees for work on other Board Committees than the above mentioned in this policy. In any event no member of the board may receive a total board fee that is greater than the authorisation level given at the annual general meeting.

•	Members of the Board may receive an additional fee for operational tasks carried out on an ad hoc basis outside the scope of the ordinary duties of the Board. The Chairman shall approve such tasks and determine any additional fees prior to the execution of the tasks. Any such additional fee shall reasonably reflect the time spent and the workload of the ad hoc operational task carried out and cannot exceed an amount corresponding to 150% of the annual fixed base fee. Any ad hoc fees and the reasoning behind the payment of such are subject to disclosure in the Remuneration Report.

•	Members of the Board may be reimbursed for costs and expenses related to travel and accommodation for their duties as members of the Board.

•	In addition to the above-mentioned fees, the Company may pay statutory contributions to social security and similar taxes and charges linked to a member of the Board’s directorship with the Company.

•	The members of the Board do not receive and are not eligible for any incentive pay and do not participate in any retirement or benefit arrangements provided by the Company. Employee-elected Board members may be part of incentive schemes applicable to employees of the Company but only in their capacity of employees.

•	Remuneration of the Board for each financial year shall be approved at the annual general meeting under a separate item on the agenda.

•	Board members are elected by the shareholders at the Company’s annual general meeting for a period until the next annual general meeting. Employee-elected Board members receive the same remuneration as members of the Board elected by the shareholders.

Remuneration of the Executive Management

•	The remuneration of the Executive Management may be composed of the following remuneration components:

o	Fixed annual salary
o	Short-term incentives (STI)
o	Long-term share-based incentives (LTI)
o	Other customary benefits
o	Pension
o	Extraordinary one-off payments

•	The remuneration, including the composition of remuneration components, of the Executive Management is determined by the Board in collaboration with the Remuneration Committee.

•	Determination and revision of the Policy, including the remuneration of the Executive Management, is made under due consideration of a comparative assessment of the remuneration of the Executive Management with the salary and terms of employment of the Company’s employees. The terms in any applicable collective agreements have also been taken into account. In setting the guidelines for the Policy, it has further been considered that the relationship between the remuneration of the Executive Management and the Company’s other employees’ total remuneration does not differ significantly from market practice in comparable companies.
•	The combination of fixed and incentive-based remuneration has been chosen to support the objectives of the Policy. In order to support a combination of short-and long-term goals, the relative proportion of the different remuneration elements is usually designed such that the fixed annual salary and LTI each represent approximately 35% of the total pay mix while STI is approximately 30% of the total pay mix.

Fixed annual salary

•	The fixed annual salary is in line with market practice and is based on the scope of the work required as well as the performance and the responsibility of each member of the Executive Management. The fixed annual salary for each member of the Executive Management is subject to annual reassessment by the Board.

Short-term incentives (STI)

•	The Executive Management are offered a cash-based STI in order to support the short-term performance of the Company. The maximum cash bonus cannot exceed 72% of the Executive Management member’s fixed annual salary at the time of award for any given financial year. Target is 60% of the annual fixed salary.

•	The STI is linked to the achievement of predefined performance targets which are determined by the Board based on a proposal prepared by the Remuneration Committee. Determination of applicable performance targets must be based on considerations on the Company's business strategy, including short- and long-term goals and value creation for the Company and the shareholders. All performance targets must consist of clear and measurable criteria, which may vary depending on the circumstances, e.g. market conditions and changes in the Company's business strategy.

•	The performance targets may be linked to the achievement on certain key financial or strategic objectives (e.g. revenue, profitability, operational performance) or non-financial performance targets (e.g. reaching certain development milestones, employee engagement or the safeguarding of and compliance with internal procedures.

•	Achievement on the performance targets is evaluated after the financial year by the Board, and the cash bonus, if any, is paid during the following financial year. Payment of cash bonus is only relevant when conditions and targets have been fully or partly met and if no targets are met, no bonus is paid out.

•	The Company, acting on the decision of the Board of Directors may reserve the right to postpone payment of cash bonuses for a period of one year.

Long-term incentives (LTI)

•	The Company offers a combination of different LTI instruments to reward the Executive Management for dedicated and focused results intended to achieve and support the long-term interests of the Company, including the sustainability of the Company and its business.

•	For any given financial year, the total value of any share-based remuneration cannot exceed 100% of the fixed annual salary for each member of the Executive Management at the time of grant.

•	The total aggregated number of any share-based instruments granted under any applicable LTI plan, cannot exceed 10% of the total number of shares in the Company, for any given financial year.

•	The Company may purchase treasury shares to cover the obligations to deliver shares under the LTI. Where this is of benefit to Zealand, the Company may reserve the right to settle the LTI in cash instead of transferring shares.

•	In case of a change-of-control, merger, liquidation or the like, the Board may decide at its sole discretion to accelerate the vesting of any share-based incentives.

Warrants

•	Members of the Executive Management may be eligible to receive warrants free of charge.

Grant

•	The Executive Management may be granted warrants with a value corresponding to a certain percentage of the Executive Management member’s annual fixed salary. For any given financial year, the total value of the warrants granted to any member of the Executive Management cannot exceed 75% of their fixed annual salary at the time of grant.

•	The value of the warrants is determined in accordance with recognized valuation methods such as the Black Scholes formula.

Vesting

•	The warrants vest after three years and are not subject to any performance targets other than the share price which must be higher at the time of vesting than at the time of grant in order for the warrants to have any value.

•	Warrants granted to US-based Executive Management members vest gradually, 1/3 per year as this is more aligned with market practice in the US.

Exercise

•	The warrants have a total life of 10 years. Warrants granted to Executive Management members outside of the US have an exercise period of seven years.

•	Warrants granted to Executive Management members in the US have an exercise period between 7 and 9 years, depending on when the warrants vest.

•	The exercise price of the warrants will be equal to the market price of the Company's shares at the time of grant.

Restricted Share Units (RSUs)

•	For Executive Management, it is the Board’s assessment that the appropriate measure of Zealand’s long-term performance and sustainability is reflected in the share price. In addition, a review of market practice in peer companies confirms that it is challenging to find relevant, meaningful long-term performance targets in a bio-tech context.

•	Accordingly, the share price is a natural metric to align the interests of the Executive Management with those of the key investors of the Company. For these reasons members of the Executive Management may be eligible to receive an annual grant of RSUs free of charge.

Grant

•	The Executive Management may be granted RSUs with a value corresponding to a certain percentage of the Executive Management member’s annual fixed salary. The value of the RSUs is determined as the simple average of the closing price of the Zealand share on Nasdaq Copenhagen A/S for a period of five trading days following the publication of the annual report of the Company for the preceding financial year.

•	For any given financial year, the total value of the RSUs granted to any member of the Executive Management cannot exceed 75% of their fixed annual salary at the time of grant, though is typically 25% of the fixed annual salary.

•	The granted RSUs are not eligible for dividends.

Vesting

•	The RSUs have a three-year vesting period, and are subject to the Executive Management member’s continued employment throughout the vesting period.

Other customary benefits

•	The members of the Executive Management may be entitled to customary and appropriate monetary benefits and non-monetary benefits, such as company car, phone and other benefits of an aggregated value of up to 5 percentage of the fixed annual salary of each member of the Executive Management. Such benefits for the Executive Management are determined on an individual basis by the Board and based on market practice.

Pension

•	Members of the Executive Management may be entitled to receive pension contributions as a fixed payment to a pension insurance of up to 20% of their fixed annual salary. The composition of such pensions is determined on an individual basis by the Board in collaboration with the individual member of the Executive Management.

•	There are no supplementary pension schemes or early retirement schemes as part of the remuneration package to the Executive Management other than those already set out in this policy.

Extraordinary one-off payments

•	In individual cases, the Board may for recruitment purposes, at its own discretion, award a one-off bonus or LTI grant (sign-on bonus or LTI grant). Such sign-on bonus cannot exceed 200% of the fixed annual salary, pension and target bonus under the STI paid to the member of the Executive Management for the financial year.

•	In special cases, to take effect upon the occurrence of a specific event, e.g. the acquisition of a controlling interest in a company or the completion of a takeover bid, the Board may award or grant extraordinary one-off payments or remuneration. Such extraordinary awards or grants may be incentive-based and may be cash and/or share-based or a mix thereof, in which case they will be awarded or granted in line with the provisions on award or grant in sections 4.2 and/or 4.3 above. The award or grant of extraordinary one-off payments or remuneration cannot exceed 60% of the fixed annual salary of each member of the Executive Management.

•	In case of any share-based grants, the share value will be determined as the simple average of the closing price of the Zealand share on Nasdaq Copenhagen A/S for a period of five trading days prior to the extraordinary grant date.

Other terms for the Executive Management

Termination and severance payments

•	Contracts with members of the Executive Management are not time limited, but may be terminated by both the member of the Executive Management and the Company.

•	The Company may terminate the executive service agreement relating to any member of the Executive Management with a notice of up to 12 months. Each member of the Executive Management may terminate the employment by giving the Company a notice of up to six months.

•	The specific terms regarding termination, including severance payments and resignation of members of the Executive Management is determined on an individual basis by the Board. Severance payments in case of termination cannot exceed 50% of the total remuneration of the individual member of the Executive Management for the previous financial year.

Claw back

•	All incentive payments, grants and awards (whether STI, LTI or exceptional payments) are subject to claw back without compensation if earned on the basis of data or other grounds subsequently proven to be manifestly misstated.

Derogation from the Policy

•	The Board may, in exceptional circumstances, be entitled to derogate from the Policy on a temporary basis when it is deemed necessary in order to serve the long-term interests of the Company and the sustainability of the Company and its business.

•	Any proposal to derogate from the Policy shall be decided by the Board upon a recommendation from the Remuneration Committee and is subject to disclosure in the following Remuneration Report.

•	If the Board assesses that exceptional circumstances necessitate derogation from the Policy in order to serve the long-term interests of the Company and the sustainability of the Company and its business, the Board may decide to derogate from:

(i)	the relative limits for the multiples of the base fee to members of the Board (clause 3);
(ii)	the relative limits compared to the annual fixed salary for additional ad hoc fees for operational tasks to the Board (clause 3);
(iii)	the relative limits compared to the annual fixed salary for benefits and fixed pension to members of the Executive Management (clauses 4.4 and 4.5); and
(iv)	the limits compared to the annual fixed salary for applicable incentive schemes of variable remuneration to members of the Executive Management (clauses 4.2, 4.3.1 and 4.3.2).

Already existing agreements

•	Remuneration agreements for members of the Board or the Executive Management, which have been entered into before the shareholders’ approval of this Policy will continue on the already agreed terms, and are, thus, not subject to the guidelines in this Policy.

Approval and publication

•	This Policy has been prepared in accordance with the Danish Companies Act section 139 and 139a and the Recommendations on Corporate Governance (of 23 November 2017).

•	The Policy has been approved at the Company's annual general meeting on 2 April 2020 and is available on the Company's website on www.zealandpharma.com for as long as it is applicable.